ICICI Bank Limited
                                                            ICICI Towers
                                                            Bandra Kurla Complex
        [GRAPHIC OMITTED]  ICICI Bank                       Mumbai 400 051
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     NEWS RELEASE                                              February 27, 2001
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                     BANK OF MADURA MERGER WITH ICICI BANK

     The Reserve Bank of India has, under Section 44A of the Banking Regulation Act, 1949, approved the merger of Bank of Madura Limited with ICICI Bank Limited effective March 10, 2001. With this merger ICICI Bank Limited will become one of the largest private sector banks in India with combined assets of Rs. 17,327 crores and total deposits of Rs. 13,460 crores as at December 31, 2000. The merged entity will have a large customer base of over 3 million and a network of more than 350 branches and 450 ATM centres spread across about 100 cities in India.

     "This merger would lead to considerable synergies in the operations of the merged entity and would benefit the customers and other stakeholders" said Shri H. N. Sinor, Managing Director and CEO, ICICI Bank Limited on receipt of the Reserve Bank of India's approval.

     ICICI Bank Limited has fixed Wednesday, April 11, 2001 as the 'Record Date' to determine the shareholders of Bank of Madura Limited who would be entitled to receive the equity shares of ICICI Bank. The swap ratio has been fixed at two equity shares of face value of Rs.10/- each of ICICI Bank Limited for every equity share of face value of Rs.10/- each of Bank of Madura Limited.

           For investors' queries, contact: Bhashyam Seshan

                                         Phone:     (91)-22-653 8420 or 653 7460
                                         Facsimile: (91)-22-653 1167
                                         e-mail:    bhashyams@icicibank.com


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                                                            ICICI Bank Limited
                                                            ICICI Towers
                                                            Bandra Kurla Complex
        [GRAPHIC OMITTED]  ICICI Bank                       Mumbai 400 051
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     Except for the historical information contained herein, statements in this
     News Release which contain words or phrases such as 'will', 'would' and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy and the merger, future levels of non-performing loans, our growth and expansion in business, the adequacy of our allowance for credit losses, technological implementation and changes, the actual growth in demand for banking products and services, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

     February 27, 2001.